[Jones Day Letterhead]

VIA EDGAR

June 1, 2017

Re:	Reynolds American Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 18, 2017
File No. 001-32258

Dear Mr. Brown:

On behalf of Reynolds American Inc. (“RAI”), we submit this letter in response to the comment contained in your letter dated May 30, 2017 (the “Comment Letter”) from the staff of the Office of Transportation and Leisure (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), related to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A submitted on May 18, 2017 (the “Revised Preliminary Proxy Statement”). RAI has revised the Revised Preliminary Proxy Statement and is concurrently filing an amended Revised Preliminary Proxy Statement on Schedule 14A (“Second Revised Preliminary Proxy Statement”) that reflects these revisions and generally updates, clarifies, and renders more complete the information contained therein.

For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth below the comment our response.

General

1.	We note that British American Tobacco p.l.c. has outstanding comments on its Form F-4 registration statement (File No. 333-217939). Please note that all comments on the referenced Form F-4 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this preliminary proxy statement should be revised to address such comments before you proceed to file a definitive proxy statement.

Response: RAI acknowledges that all comments on the referenced British American Tobacco p.l.c. Form F-4 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, the Second Revised Preliminary Proxy Statement will be revised to address such comments before RAI proceeds to file a definitive proxy statement.

* * * * *

Please call me at (313) 230-7969 should you wish to discuss the matters addressed above or other issues relating to the Second Revised Preliminary Proxy Statement on Schedule 14A. Thank you for your attention to this matter.

Very truly yours,

/s/ Timothy J. Melton
Timothy J. Melton
cc:	Debra A. Crew
Reynolds American Inc.

Martin L. Holton III
Reynolds American Inc.

McDara P. Folan, III
Reynolds American Inc.

Nicandro Durante
British American Tobacco p.l.c.

Paul McCrory
British American Tobacco p.l.c.

Randi C. Lesnick
Jones Day

Matthew J. Gilroy
Weil, Gotshal & Manges LLP

Alyssa K. Caples
Cravath, Swaine & Moore LLP